Chesterbrook Partners Inc.
                                P.O. Box 812634
                              Boca Raton, FL 33481

               Agreement Between Mediscience Technology Corp. And
                           Chesterbrook Partners Inc.

November 15, 2001

Peter Katevatis, Esq., Chairman
Mediscience Technology Corp.
P.O. Box 598
Cherry Hill, NJ 08003

RE: The ongoing Negotiation of the $45,000 total Funded by Chesterbrook Partners Inc. to Mediscience

The parties agree:

1. Chesterbrook will receive 180,000 shares of Rule 144 legend Mediscience common stock ($0.25 per share), to be registered I/N/O Ned H. Elgart and delivered to:

                  Ned H. Elgart
                  P.O. Box 812634
                  Boca Raton, Fl, 33481

2. Chesterbrook will also receive 200,000 assignable options to purchase common shares of Mediscience at an exercise price of $0.25 per share, exercisable for a period of five (5) years.

     These options are to be issued to Chesterbrook Partners Inc. and delivered to the above address in three separate increment option documents;

         100,000  50,000   and 50,000

3. The above agreement will be considered full and final settlement of all prior understandings between Mediscience and Chesterbrook, its agents, servants and employees.


Sincerely

/s/Ned H. Elgart
Ned H. Elgart, President
Chesterbrook Partners Inc.

ACKNOWLEDGED AND AGREED TO:
                                                     Date:11/15/01
/s/Peter Katevatis
Peter Katevatis, Esq., Chairman
Mediscience Technology Corp.